EXHIBIT NO. 11.1

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31, 2003
	Shares	Earnings Per Share
	(In Thousands)

Basic Weighted Average Shares Outstanding	4,363	$1.98
Diluted
Average Shares Outstanding	4,363
Common Stock Equivalents	134

Totals	4,497	$1.92

	Year Ended December 31, 2002

Basic Weighted Average Shares Outstanding	3,390	$1.55
Diluted
Average Shares Outstanding	3,390
Common Stock Equivalents	77

Totals	3,467	$1.52